BRILL MEDIA COMPANY, LLC
                          BRILL MEDIA MANAGEMENT, INC.

FOR IMMEDIATE RELEASE

                                                           Contact: Don TenBarge
                                                                    812-423-6200

                                                               William W. Galvin
                                                          The Galvin Partnership
                                                                    203-618-9800


                            Brill Media Company, LLC
                   Reports Fiscal First Quarter 2001 Results:
                      Revenues Up 1%, Media Cashflow Up 4%


Evansville, IN, July 13, 2000 - Brill Media Company, LLC and Brill Media Management, Inc., (together referred to as the "Company"), operator of radio stations, newspapers and related businesses in middle markets, today reported results for the fiscal first quarter ended May 31, 2000. Revenues increased 1% to $11.3 million from $11.2 million while media cashflow increased 4% to $4.0 million compared with $3.8 million for the same quarter last year.

Revenues from newspaper operations were up 3% compared with the same quarter last year while media cashflow increased approximately 6%. Radio station revenues were constant with media cashflow up 3%.

The Company had a net loss of $1.7 million for the latest quarter unchanged for the same quarter last year.

Alan R. Brill, President and Chief Executive Officer, said, "In our newspaper operations the year to year comparison is distorted somewhat because there were fewer publication weeks in the first quarter this year than in the same quarter last year. We are pleased with this year's growth in revenue and media cash flow which, when adjusted for the same period of comparison, would have increased approximately 11% over last year.

"The continuing radio operations, excluding last year's TBA fees from the Missouri radio stations which have been sold, had a revenue increase of 4% and a media cashflow increase of 11%.

"For the radio and newspaper operations comparing the same property to same time period last year, the Company's revenue and media cashflow grew at the rate of approximately 9% and 11%, respectively.


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"During March, we completed the move into our state-of-the-art studios in
Evansville, Indiana. In addition, the new facility for our newspaper operations in Mt. Pleasant, Michigan is nearing completion and we expect to move into it toward the end of the second quarter.

"We remain focused on our long-term strategy and continue to further strengthen our operating organization in both the radio stations and the newspapers. We are committed to make continued investments in our many resources, whether in our people or in new facilities, because we believe this will enable us to achieve our long-term goals of consistent revenue growth with acceptable margins," Mr. Brill concluded.

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Brill Media Company LLC will hold a conference call to discuss first quarter results today, Thursday, July 13 at 4.00 pm (EDT). The call can be accessed by dialing 888-740-9683. Phone lines will open at 3.55 pm.
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Brill Media is a diversified media enterprise that currently owns or operates fifteen radio stations in four markets and 28 publications in a large Michigan marketplace. All of the capital stock of the Company is owned by the President, Alan R. Brill.


                                - Table Follows -

                          BRILL MEDIA MANAGEMENT, INC.

                         HISTORICAL FINANCIAL HIGHLIGHTS
                             (Dollars in Thousands)


                                       Three Months Ended May 31
                                   Fiscal 2001  Fiscal 2000 % Change

                 Revenues             11,352      11,190       1.4
                 Media Cashflow        3,974       3,806       4.4
                 EBITDA                2,424       2,513      (3.6)
                 Operating Income      1,634       1,773      (7.8)
                 Net Income (Loss)    (1,746)     (1,654)

The term Media Cashflow represents EBITDA plus incentive plan expense, management fees, time brokerage fees paid, acquisition related consulting expense, income from temporary cash investments and interest income from loans made by the Company to managed affiliates. As used above Media Cashflow and EBITDA include the results of unrestricted subsidiaries and therefore differ from the same terms as defined in the Indenture for the Company's Senior Notes.

The matters discussed in this press release include forward-looking statements. In addition, when used in this press release, the words "intends to," "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired radio stations and newspapers (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the risk factors set forth in the Company's Registration Statement filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any


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revision to these forward-looking statements that may be made to reflect any future events or circumstances.